Mail Stop 3561

October 25, 2007

Andrew M. Murstein
Vice Chairman and Secretary
Sports Properties Acquisition Corp.
437 Madison Avenue
New York, New York 10022

> **Re:** **Sports Properties Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2007**
> **File No. 333-146353**

Dear Mr. Murstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD/FINRA that the NASD/FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.   Prior to effectiveness of this registration statement, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

3.   We note the disclosure on pages 37 and 100 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $200 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors.

4.   The table on the cover page includes the deferred underwriting discounts and commissions and explains in a footnote that the deferred portion of the discounts and commissions is payable only upon consummation of a business combination. In the table on the bottom of page 98, the deferred portion is not included in the table, but is explained in a footnote on the next page. Please include the entire underwriter's discounts and commissions in the table on page 98 and explain in the footnote that a portion of that total is deferred.

5.   We note the disclosure on the cover page and elsewhere that you may consider acquisition candidates in industries other than sports, leisure and entertainment. In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its sports, leisure and entertainment expertise. Explain how this criterion differs from those used to evaluate sports, leisure and entertainment businesses.

        In addition, we note your disclosure in the summary, and similar disclosure elsewhere, regarding your belief that "the demand for sports, leisure and entertainment related content, services and products presents attractive opportunities for growth and value creation." Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

6.   In an appropriate section of the registration statement, please discuss the logistics of any acquisition in light of the 30% conversion threshold given that the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to

greater amounts of conversions than in standard SPAC transactions.

`

7.   Please explain in more detail in the business section the particular emphasis upon joint
        ventures as discussed in the summary and risk factors section. Define what you mean by
        the term "joint venture" and clarify the types of transactions contemplated. Describe how
        these transactions would be structured. Address the resulting risks from entering into a joint
        venture. Also discuss the whether a joint venture combination will be structured in such a
        way that company stockholders will be minority stockholders of the combined company.

8.   We note that the Medallion has agreed to indemnify the trust against claims of various
        vendors. You indicate that you have an obligation to pursue indemnification from
        Medallion. Please clarify whether the board has any fiduciary obligation to bring such a
        claim.

9.   We note the disclosure throughout your registration statement that you would be required to
        convert to cash up to approximately 29.99% of the common stock sold in this offering.
        Please confirm, if true, that it is the company's understanding and intention in every case to
        structure and consummate a business combination in which 29.99% of the IPO shareholders
        will be able to convert and the business combination still go forward.

10.   We note the reference on the cover page and elsewhere to an asset acquisition. In an
        appropriate section, please revise to further discuss this acquisition method. Please revise to
        clarify whether any such assets would comprise an operating entity requiring historical
        financial statements. If not, clarify the unique risks associated with acquiring assets –
        particularly those related to valuation.

Table of contents

    11. We note your statement that "you should assume that the information contained in this
        prospectus is accurate as of the date on the front of this prospectus only. Our business,
        financial condition, results of operations and prospects may have changed since that date."
        In light of your Rule 415 undertakings in Part II of the registration statement, please remove
        the noted statements.

Prospectus Summary, page 1

12.   On page 4, please include the statement from page 38 that you will obtain an opinion from
        an unaffiliated third party if your board is not able to independently determine that the
        target business has a sufficient market value.

13.   Please revise to describe in the summary section the ownership of Medallion Financial
        Corp. and clarify the affiliation between Medallion and the company's officers, directors

Andrew M. Murstein, Vice Chairman
Sports Properties Acquisition Corp.
October 25, 2007
Page 4

and advisors. We may have further comment.

14.   Please disclose whether the company has conducted any research, evaluations and/or had discussions of potential acquisition candidates including any that occurred before the company's incorporation. Also, please disclose if the company's principals have had direct or indirect contact or have been approached by any potential acquisition candidates including any contact prior to the company's incorporation.

15.   We note that the conversion rights are available up to 29.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this deviation from the standard conversion feature of SPAC offerings so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC, and add a risk factor that addresses the impact the greater conversion threshold could have if a business transaction is approved. Please add an additional risk factor at the beginning of the risk factors section discussing the risks associated with the likelihood of decreased trust assets, including the probability that a merger is consummated despite shareholder dissent in excess of what would be permissible for a standard SPAC entity; and additional reliance on debt or equity to fund the business transaction and operations after the transaction.

The Offering, page 6

16.   Please provide a summary description of the "directed unit program".

Redemption, page 7

17.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

Private Placement, page 8

18.   We note your statement that "the founder warrants will be placed in escrow and not released before, except in limited circumstances, one year from the consummation of a business combination …." Clarify the 'limited circumstances' where the founder warrants will be released.

Offering proceeds to be held in trust, page 9

19.   You disclose that you will not pay any fee or other cash payment to your founding stockholders, officers or directors. Please revise to clarify whether this statement is

designed to encompass all forms of compensation – such as stock, options, etc.

20.   Briefly address whether there is any limitation on the amount of reimbursement for
        expenses incident to the offering and finding a suitable business combination.

Conversion rights for stockholders voting to reject a business combination, page 12

21.   Please clarify here and in the "Conversion Rights" section on page 64 the specific
        procedures for shareholders wishing to convert their shares. For example, explain what
        steps shareholders will be required to take before and after a meeting to vote on a proposed
        transaction, including whether you will require shareholders to tender their shares prior to
        the shareholder meeting.

Liquidation if No Business Combination, page 12

22.   Please discuss (i) whether the company has any waiver agreements agreed to at this time
        and if so, from whom they have been obtained; and (ii) clarify what debts, costs and
        expenses that will not be covered by the indemnity to be provided by Medallion.

Amended and Restated Certificate of Incorporation, page 14

23.   You state on page 15 that you will only consummate a transaction if shareholders vote both
        in favor of a transaction and in favor of your amendment to provide for perpetual existence.
        As you indicate on page 14 that the vote to amend your certificate of incorporation would
        require the majority of your shares outstanding, it appears that consummation of a
        transaction would require such a vote. However, you state on page 11 under "Stockholders
        must approve business combination" that you will proceed with a business combination
        only if it is approved by a majority of the common stock voted. Please revise to reconcile
        the apparent inconsistency or advise.

24.   We note in the fifth article of your amended and restated certificate of incorporation, the
        disclosure that the purpose of the corporation shall automatically terminate on the
        termination date and that, "This provision shall not be amended other than …with the
        affirmative vote of at least 95% of the IPO Shares cast …." We also note your disclosure
        on page 15 that "thus, without the affirmative vote cast at a meeting of stockholders of at
        least 95% of the common stock issued in the offering, we will not take any action to amend
        or waive this provision to allow us to survive for a longer period of time except in
        connection with the consummation of a business combination." Please clarify whether the
        board would propose a resolution where the company would survive for a longer period
        than 24 months if such proposal or vote is not in connection with a business combination.

Risks, page 17

25.   Please delete the information that is repeated in the risk factor section.

Summary Financial Data, page 18

26.   Please revise your last paragraph on page 18 to indicate the approximate dollar amount redeemed if 29.99% of the 20,000,000 shares are redeemed under the redemption rights.

Risk Factors, page 19

27.   We note your statement that "the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us." You should not reference risks that are not deemed material. Revise to delete the noted statement.

28.   You should present as risk factors only those factors that represent a material risk to investors in this offering. Some of your risk factors appear generic and could apply to any company within your industry as well as other industries. We note, in particular, the risk factors on pages 39 and 40. Please revise these risk factors to clearly reflect the specific material risk to your company and/or investors or revise to address these factors in another location in your document.

29.   Please revise the first risk factor on page 20 to address the resulting risk to investors from the modification of the provisions relating to the consummation of a business combination.`

30.   We note the second risk factor on page 29. Please revise this risk factor to discuss in greater detail the potential conflict of interest for your existing stockholders, officers, director or advisors if the company seeks to acquire a target business that is an affiliate of such persons. Please discuss why the terms of the business combination may not be as advantageous to the stockholders.

31.   We note that the last risk factor on page 33, and the disclosure on page 83, that the founding stockholders control a substantial interest in the company and may influence certain actions requiring a stockholder vote. Please disclose whether the existing stockholders, including officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases.

Cautionary Note Regarding Forward-Looking Statements, page 43

32.   We note your statement in this section "we undertake no obligation to publicly update any forward-looking statement …." Revise to clarify that 'except as required by applicable law' you assume no obligation to update.

Use of Proceeds, page 45

33.   Please revise footnote 1 to indicate the amount that has been paid from the $200,000 loan from Medallion.

34.   With regard to the monthly fee of $7,500 discussed on page 46, please clarify the factors considered—and individuals involved—in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies.

35.   Please further describe the agreement between ProEminent Sports, LLC and Medallion Financial Corp., with specific reference to Mr. Tavares's service to you. Provide a copy of any agreements between ProEminent Sports and Medallion.

36.   Please further describe the services that Game Plan LLC will provide to you. Provide a copy of the agreement between Game Plan, Medallion and you.

37.   We note your statement that "other than the fees under these agreements and under any future agreement with Game Plan LLC and the compensation paid by Medallion … to these officers and advisors, no compensation of any kind … will be paid …." Please indicate, in the appropriate location in the prospectus, the amount of the fees under these agreements and the amount of the compensation paid by Medallion to these officers and directors. Finally address the additional compensation contemplated under the future consulting services to be provided by Game Plan LLC. We may have further comment.

Dilution, page 49

38.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor whether their actual dilution may be higher as a result of the exercise of these warrants.

Proposed Business, page 54

Industry Trends, page 57

39.   We note the references to reports by Price Waterhouse Coopers and IBIS World Pty. Ltd. Please include full citation to the reports. Please provide us with copies of the articles.

Effecting a Business Combination, page 59

Sources of Target Acquisition, page 60

40.   We note your qualified statement that you will not pay any of your existing officers,
        directors, stockholders, or affiliates any finder's fee or other compensation for services in
        connection with the business combination. Please disclose if these persons could receive
        such compensation from the target company and whether payment of finder's fee or
        consulting fee to these persons will be a criterion in the selection process of an acquisition
        candidate. In addition, please describe any policy prohibiting your management's pursuit of
        such fees or reimbursements from the acquisition target company. If you do not have such
        a policy, please explicitly state so and consider including an appropriate risk factor.

Selection of a target acquisition and structuring of a business combination, page 61

41.   We note your statement "while we may pay fees or compensation to third parties for their
        efforts in introducing us to a potential target business, in no event, however, will we pay
        any of our existing officers, directors or stockholders or any entity with which they are
        affiliated any finder's fee or other compensation for services rendered to us or in connection
        with the consummation of the initial business combination." Please reconcile your
        statement with the disclosure noted in the section "Compensation for Officers, Directors
        and Advisors" on page 77

Liquidation if No Business Combination, page 65

42.   On page 66, you state that the trust account could become subject to the claims of creditors,
        which "could" be prior to the claims of public stockholders. Please briefly explain when the
        claims of the public stockholders would be prior to the claims of creditors of the company.

Comparison to Offerings of Blank Check Companies, page 70

43.   In the table, please include a discussion that compares the terms of this offering with the
        terms under Rule 419 with respect to the stockholders' rights to receive interest earned from
        the funds held in escrow.

Management, page 74

Advisors, page 75

44.   We note that you will have several advisors to the company. Please revise to clarify the role
        that these advisors will play at your company.

Conflicts of Interest, page 78

45.   Please disclose the factors that your officers, directors and founding stockholders would consider to make purchases, including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary.

Compensation for Officers, Directors and Advisors, page 77

46.   Please clarify whether your officers and directors will take the offer the compensation or fees after the business combination into consideration when determining which acquisition transactions to pursue.

Principal Stockholders, page 81

47.   Please revise to include Jack Kemp in the beneficial ownership table.

48.   It appears that the shares held by Medallion Financial Corp. should be included in the number of shares listed for Mr. Andrew Murstein in the beneficial ownership table. See Rule 13d-3 under the Securities Exchange Act of 1934. Please revise or supplementally advise us.

Description of Securities, page 86

Warrants, page 88

49.   On page 88 you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants." Please revise your statement to clarify that all of the material provisions of the warrants are described.

Financial Statements, page F-1

50.   Please provide a currently dated consent in any amendment and note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Note 3 – Proposed Public Offering, page F-9

51.   We note your disclosure that if an effective registration statement is not maintained, the holders of your warrants will not be able to exercise the warrants, and will not be entitled to net-cash settlement of the warrants. Please file the warrant agreement and tell us how the provisions of the filed agreement support equity classification of the warrants under EITF 00-19. In addition, please revise your risk factor disclosure on page 21 to address whether net cash settlement of the warrants could be permitted or required.

Note 4 – Note Payable to Affiliate, Related Party Transactions, and Commitments, page F-9

52.   Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

Exhibits

53.   Note that the staff will require sufficient time to review the exhibits to be filed by amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joshua Thomas at (202) 551-3832 or Carlton Tartar (202) 551-3387 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William H. Gump, Esq.
        Fax (212) 728-8111